

March 5, 2013

Via Facsimile
Mr. Joselito Christopher G. Imperial
President, Secretary and Treasurer
Guar Global Ltd.
8275 Southern Eastern Avenue, Suite 200
Las Vegas, NV 89123

> **Re: Guar Global Ltd.**
> **Form 10-K for the Fiscal Year Ended July 31, 2012**
> **Filed October 29, 2012**
> **Form 10-Q for the Quarterly Period Ended October 31, 2012**
> **Filed December 11, 2012**
> **File No. 000-52929**

Dear Mr. Imperial:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2012

Item 9.A Controls and Procedures, page 25

1.   We note that you provide management's report on internal control over financial reporting; however, you do not provide disclosure regarding management's evaluation of disclosure controls and procedures. Please amend your Form 10-K to disclose the conclusions of the company's principal executive and principal financial officer regarding the effectiveness of the company's disclosure controls and procedures as of the end of the period covered by the report. Please refer to Item 307 of Regulation S-K.

2.   In management's report on internal control over financial reporting, you disclose that the principal executive and financial officer concluded that, <u>during</u> the period covered by this report, internal controls and procedures were not effective. Please revise to disclose management's conclusion on the effectiveness of internal control over financial reporting as of the end of the period covered by this report. Please refer to Item 308 of Regulation S-K.

Form 10-Q for the Quarterly Period Ended October 31, 2012

Item 4. Controls and Procedures, page 16

3.   We note your disclosure that your principal executive and financial officer concluded that your disclosure controls and procedures were effective as of the end of the period covered by this quarterly report. We further note your disclosure that there have been no changes in internal controls over financial reporting that occurred during the quarter ended October 31, 2012, that have materially or are reasonably likely to materially affect, your internal controls over financial reporting. In light of disclosure in your Form 10-K that internal control over financial reporting were not effective, please explain to us your basis for concluding that disclosure controls and procedures were effective as of October 31, 2012 and that there were no material changes in internal controls over financial reporting. Please refer to Item 307 and 308 of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Joselito Christopher G. Imperial
Guar Global Ltd.
March 5, 2013
Page 3

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief